

April 8, 2014

Mr. Martin A. Reid
Executive Vice President and Chief Financial Officer
Chambers Street Properties
47 Hulfish Street,
Suite 210
Princeton, New Jersey 08542

> **Re: Chambers Street Properties**
> **Form 10-K for fiscal year ended December 31, 2013**
> **Filed March 3, 2014**
> **File No. 001-35933**

Dear Mr. Reid:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2013

Item 2. Properties, page 23

1.   We note that you own 5 consolidated industrial properties that were less than 40% leased at December 31, 2013. Please provide us with an update on leasing efforts related to these properties. Also, please tell us the results of your most recent impairment analysis for these properties and provide us with a summary of the significant assumptions used to prepare the analysis.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 36

Business Strategy, page 38

2.   We note your disclosure in the MD&A section that you lease to credit worthy tenants and your disclosure on page 29 regarding the tenant ratings of major tenants. In future Exchange Act periodic reports, please describe in greater detail how the company monitors tenant credit quality.

Factors that may influence the results of operations, page 39

3.   In future Exchange Act periodic reports please expand your analysis to address the period to period changes in same store performance including the relative impact of occupancy and rental rate changes or advise.

4.   Please provide us with an analysis that reconciles the $347.0 million you disclose for acquisitions during 2013 and the total acquisitions disclosed in Footnote 3 to your financial statements.

Leasing Activity, page 40

5.   In future Exchange Act periodic reports please include a more detailed discussion of leasing results for the reporting period, including the amount of vacant space at the beginning of the year and at the end of the year and the amount of leases and renewed leases executed. Please also include disclosure about tenant improvement costs and leasing commissions for both new leases and renewals on a per square foot basis or advise.

6.   Please revise your disclosure of leasing activity to present information regarding your consolidated properties separately from your unconsolidated properties. In addition, please review any similar tables throughout your document to ensure that a similar distinction is presented (i.e. percentage of expiring base rent in the Tenant Lease Expirations table on page 41).

7.   Please tell us, and revise your disclosure to discuss, the methodology used by the company to calculate Average Annual Net Effective Rent.

Results of Operations

Net Operating Income, page 46

8.   It appears your discussion of property operating results is based primarily on a discussion of NOI on a segment basis. We believe this analysis is more appropriately used as a supplement to a discussion of the company's consolidated results on a GAAP basis. Please revise your disclosure to include a separate discussion of the company's revenues and property operating expenses on a GAAP basis.

9.   Please revise your disclosure to include a discussion of the types of costs included in property operating expenses and those included in general and administrative expenses.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Peter McPhun, Staff Accountant at 202-551-3581 or the undersigned at 202-551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Coy Garrison, Staff Attorney at 202-551-3466 or Tom Kluck, Legal Branch Chief at 202-551-3233 with any other questions.

                                        Sincerely,

                                        /s/ Robert F. Telewicz Jr.

                                        Robert F. Telewicz Jr.
                                        Senior Staff Accountant